MUTUAL OF AMERICA

MUTUAL OF AMERICA
LIFE INSURANCE COMPANY

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1840
212 224 2518 FAX

AMY LATKIN
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL
CORPORATE LAW

February 25, 2011

Via EDGAR correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Mutual of America Separate Account No. 2 (Thrift Contracts) (the “Registrant”)
Registration Statement on Form N-4 (File no. 033-11023 and 811-03996)
Post-effective amendment pursuant to Rule 485(a) of the Securities Act of 1933

Ladies and Gentlemen:

Contemporaneously herewith the above named Registrant is filing a post-effective amendment under Rule 485(a) of the Securities Act of 1933.  This is to advise that the post-effective amendment being filed contemporaneously herewith includes language in the prospectus providing for an increase in the interest rate for uncollateralized loans from the Prime Rate to the Prime Rate plus one percent and various other language changes.

For your convenience, please contact us if you would like to see the marked prospectus in Word format and we will send that to you directly.

Sincerely,

/s/ Amy Latkin

Amy Latkin
Vice President and
Assistant General Counsel